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Prospectus Supplement
(To Prospectus dated December 18, 1997)

EQUITY RESIDENTIAL
DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN

This prospectus supplement implements a number of changes to the Plan:

  •
  The cash distribution reinvestment option previously available to holders of limited partnership interests ("Units") in ERP Operating Limited Partnership is no longer available. This amendment has become necessary as a result of the passage of legislation in many states imposing state income tax withholding on cash distributions paid on Units. All other Participants may continue to enjoy all participation options of the Plan. Accordingly, this amendment removes all references to the Units from the Plan and the Plan prospectus.

  •
  An amendment and restatement to the Plan updating the "Partial Dividend Reinvestment" and "Optional Cash Payments Only" participation options of the Plan. Under the revised options, you are able to direct the reinvestment of dividends on all, a portion or none of the shares held in the Plan.

  •
  The ability to participate in the optional cash payment feature of the Plan through a pre-authorized automatic monthly deduction from your bank account. This automatic monthly investment feature is added to the Plan by means of the new Question 16A in this prospectus supplement.

  •
  The appointment of EquiServe Trust Company, N.A. ("EquiServe") as the administrator for the Plan with EquiServe, Inc., an affiliate of EquiServe and a transfer agent registered with the Securities and Exchange Commission acting as service agent for Equiserve.

  •
  Online enrollment in the Plan for both Plan participants and new investors through the Plan Administrator's web site, www.equiserve.com. Plan participants and new investors can also perform a variety of Plan transactions online at the Plan Administrator's web site, www.equiserve.com. This feature is added to the Plan by means of the new Question 40 in the prospectus supplement. In addition, this prospectus supplement also allows Plan participants to sell or withdraw their Plan account shares through the Plan Administrator's web site, www.equiserve.com or by calling the Plan Administrator directly at 1-800-733-5001.

        The new participation options (which replace the descriptions of the Partial Dividend Reinvestment and Optional Cash Payments Only options as set forth in Questions 7 and 9 of the Plan contained in the prospectus dated December 18, 1997) are as follows:

  If the "Partial Dividend Reinvestment" option is elected, the Plan Administrator will apply the cash dividends on a specified number of your Common Shares or Preferred Shares to purchase additional Common Shares. The Plan Administrator will pay you cash dividends on the remaining Common Shares or Preferred Shares, when and if declared by the board of trustees. You may also invest by making optional cash payments of at least $250 per payment up to a maximum of $5,000 per month.

  If the "Optional Cash Payments Only" option is elected, the Plan Administrator will pay you the cash dividends on all of your Common Sharesand Preferred Shares. You may invest in additional

  Common Shares by making optional cash payments of at least $250 per payment up to a maximum of $5,000 per month.

        In order to provide Plan participants with the greater flexibility in enrolling in the Plan, this prospectus supplement adds the following to Question 6 in the Plan prospectus:

  Both Record Owners and interested new investors may join the Plan by going to the Plan Administrator's web site, www.equiserve.com, and following the instructions provided.

  At any time, participants may also authorize a one-time online bank account debit. This can be performed by going to the Plan Administrator's web site, www.equiserve.com, and authorizing the Plan Administrator to debit your U.S. bank account. ($50 mimimum/$5,000 maximum for Record Owners and $250 minimum/$5,000 maximum for new investors). Please refer to the online confirmation for your account debit date and investment date.

        In order to provide Plan participants with the ability to systematically invest in additional Common Shares, this prospectus supplement adds the following Question 16A to the Plan prospectus:

  16A. Can I establish an automatic monthly deduction from my bank account?

  Yes. The Company is pleased to introduce a new method of submitting optional cash payments in any amount from $250 up to $5,000 to the Plan. As an alternative to sending checks, participants may elect to purchase additional Common Shares through an automatic monthly deduction from an account at a financial institution that is a member of the National Automated Clearing House Association (NACHA). Automatic monthly deductions may be authorized over the Internet at the Plan Administrator's web site, www.equiserve.com, or by completing and returning an Automatic Monthly Investment Form along with a voided blank check or savings account deposit slip to the Plan Administrator. Automatic Monthly Investment Forms may be obtained at any time by contacting the Plan Administrator.

  Interested new investors (those who do not currently own Company Common Shares) may also elect this feature when enrolling in the Plan through the Administrator's web site, www.equiserve.com, or by completing the Automatic Investment Application on the reverse side of the Initial Authorization Form. Like Automatic Monthly Investment Forms, Initial Authorization Forms may be obtained at any time by containing the Plan Administrator. When enrolling in the Plan, interested new investors may:

  1)
  enclose a check (drawn against a U.S. bank and payable in U.S. dollars) for the initial investment and authorize monthly deductions for subsequent purchases, or

  2)
  authorize automatic monthly deductions as a way to make the initial investment in place of submitting a check with their Initial Authorization Form. Interested investors should note, however, that automatic deductions would continue indefinitely, beyond the initial investment, until the Plan Administrator is notified to terminate such deductions. Interested Investors may also go to the Plan Administrator's web site, www.equiserve.com, and authorize automatic monthly deductions.

  Investors should allow approximately 30 days for the Plan Administrator to establish the automatic deduction. Once established, the requested dollar amount ($250 minimum/ $5,000 maximum) will be deducted from the designated bank account one business day prior to the commencement of the month's Pricing Period as outlined in the revised Schedule A to this prospectus supplement (the "Optional Cash Payment Due Date"). Such funds will be commingled with all other optional cash payments under $5,000 and invested on or shortly after the last day of the month's Pricing Period (the "Pricing Period Conclusion Date").

  In order to terminate or change information pertaining to the automatic deduction feature, participants may simply contact the Plan Administrator. Changes to the dollar amount and terminations will be effective for a particular month's deduction, provided the Plan Administrator receives the request at least 7 business days prior to the Optional Cash Payment Due Date.

  Requests received less than 7 business days prior to the Optional Cash Payment Due Date may not take effect until the following month. Changes to the bank account number and/ or bank routing number, however, constitute the establishment of a new automatic deduction and may require up to 30 days to take effect.

  If the Plan Administrator does not receive a payment from your bank for any reason, the requested purchase will be deemed void and the Plan Administrator will immediately remove from your account any shares purchased in anticipation of receiving such funds. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of the uncollected amount, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance. In addition, a "returned funds" fee of $25.00 will be deducted from your Plan account.

        In order to provide Plan participants with the greater flexibility in selling or withdrawing shares in their Plan account, this prospectus supplement adds the following language to the end of Question 27 in the Plan prospectus:

  Participants may also withdraw or sell all or some of their shares in their Plan account by going to the Plan Administrator's web site, www.equiserve.com, or by calling the Plan Administrator directly at 1-800-733-5001.

  All sale requests having an anticipated market value of $100,000 or more are expected to be submitted to the Plan Administrator in written form. In addition, all sale requests within 30 days of an address change are expected to be submitted to the Plan Administrator in written form.

        In order to provide Plan participants with the ability to the conduct transactions through the Internet, this prospectus supplement adds the following Question 40 to the Plan prospectus:

  40.
  What transactions can I conduct through the Internet?

  Through the Plan Administrator's web site, www.equiserve.com, Plan participants can perform the following functions:

    •
    Enroll in the Plan

    •
    Review and manage their Plan account

    •
    Establish, change or terminate Automatic Monthly Deductions

    •
    Authorize a one-time online bank debit from their U.S. bank account to purchase additional Common Shares

    •
    Request the issuance of stock certificates for Common Shares in their Plan account

    •
    Request the sale of Common Shares in their Plan account ($100,000 maximum)

    •
    Arrange to receive Equity Residential proxy material and other material sent to Record Owners over the Internet

    •
    Download forms

    •
    Request a change of address in their Plan account

        Participation in the Plan through the Plan Administrator's web site is entirely voluntary.

You may contact EquiServe by any of the methods outlined below:

Toll-free number (current shareholders):	1-800-733-5001
Toll-free number (interested new investors):	1-866-2FULFIL
Mailing Address:	EquiServe P.O. Box 43010 Providence, RI 02940-3010
Web site:	www.equiserve.com

In addition, this prospectus supplement also contains a revised Schedule A to the prospectus dated December 18, 1997. The revised Schedule A to the prospectus restates in its entirety the Schedule A previously included as part of the prospectus. The revised Schedule A sets forth the expected dates relating to optional cash payments and common share distribution reinvestments under the Plan for 2003, 2004 and 2005 as such dates are described in the prospectus.

The date of this Prospectus Supplement is July 14, 2003

SCHEDULE A

FOR 2003, 2004 AND 2005

OPTIONAL CASH PAYMENTS

THRESHOLD PRICE AND DISCOUNT SET DATE	RECORD DATE AND OPTIONAL CASH PAYMENT DUE DATE	PRICING PERIOD COMMENCEMENT DATE	PRICING PERIOD CONCLUSION DATE
August 1, 2003	August 6, 2003	August 7, 2003	August 20, 2003
August 26, 2003	August 29, 2003	September 2, 2003	September 15, 2003
October 2, 2003	October 7, 2003	October 8, 2003	October 21, 2003
November 4, 2003	November 7, 2003	November 10, 2003	November 21, 2003
November 28, 2003	December 3, 2003	December 4, 2003	December 17, 2003
December 30, 2003	January 5, 2004	January 6, 2004	January 20, 2004
February 2, 2004	February 5, 2004	February 6, 2004	February 20, 2004
March 2, 2004	March 5, 2004	March 8, 2004	March 19, 2004
March 30, 2004	April 2, 2004	April 7, 2004	April 21, 2004
May 1, 2004	May 5, 2004	May 6, 2004	May 19, 2004
June 2, 2004	June 7, 2004	June 8, 2004	June 21, 2004
June 30, 2004	July 6, 2004	July 7, 2004	July 20, 2004
August 2, 2004	August 5, 2004	August 10, 2004	August 23, 2004
August 31, 2004	September 3, 2004	September 7, 2004	September 20, 2004
October 4, 2004	October 7, 2004	October 8, 2004	October 21, 2004
November 2, 2004	November 5, 2004	November 8, 2004	November 19, 2004
December 1, 2004	December 6, 2004	December 7, 2004	December 20, 2004
December 30, 2004	January 5, 2005	January 6, 2005	January 20, 2005
February 1, 2005	February 4, 2005	February 7, 2005	February 18, 2005
March 1, 2005	March 4, 2005	March 7, 2005	March 18, 2005
April 1, 2005	April 6, 2005	April 7, 2005	April 20, 2005
May 2, 2005	May 5, 2005	May 6, 2005	May 20, 2005
June 1, 2005	June 6, 2005	June 7, 2005	June 21, 2005
July 1, 2005	July 7, 2005	July 8, 2005	July 22, 2005
August 1, 2005	August 4, 2005	August 5, 2005	August 19, 2005

COMMON SHARE DISTRIBUTION REINVESTMENTS(1)

RECORD DATE	INVESTMENT DATE(2)
June 20, 2003	July 11, 2003
September 22, 2003	October 10, 2003
December 22, 2003	January 16, 2004
March 22, 2004	April 16, 2004
June 21, 2004	July 16, 2004
September 20, 2004	October 15, 2004
December 20, 2004	January 17, 2005
March 21, 2005	April 18, 2005
June 20, 2005	July 18, 2005
September 20, 2005	October 17, 2005

(1)
The dates indicated are those expected to be applicable under the Plan with respect to future distributions, if and when declared by the Board of Trustees. The actual record and payment dates will be determined by the Board of Trustees at its discretion. In addition, the actual Investment Dates may also be determined by the Plan Administrator within the ten business day period following the distribution payment date for shares purchased in the open market. See Question 13. As of the date of this prospectus supplement Plan shares are being purchased in the open market, although the Company may in the future cause Plan shares to be purchased directly from the Company.

(2)
The Investment Date relating to distributions is also the pricing date with respect to Common Shares acquired directly from the Company with such distributions. See Question 12. In the event Plan shares are purchased directly from the Company in the future, the actual Investment Dates will likely be approximately five business days earlier than the dates indicated.

NEW YORK STOCK EXCHANGE HOLIDAYS

	2003	2004	2005
New Year's Day	January 1	January 1	January 1
Martin Luther King Jr. Day	January 21	January 19	January 17
Presidents' Day	February 18	February 16	February 21
Good Friday	April 18	April 9	March 25
Memorial Day	May 26	May 31	May 30
Independence Day	July 4	July 5	July 4
Labor Day	September 1	September 6	September 5
Thanksgiving	November 27	November 25	November 24
Christmas	December 25	December 24	December 26

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EQUITY RESIDENTIAL DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN
SCHEDULE A FOR 2003, 2004 AND 2005 OPTIONAL CASH PAYMENTS
COMMON SHARE DISTRIBUTION REINVESTMENTS(1)
NEW YORK STOCK EXCHANGE HOLIDAYS